UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42133

Rectitude Holdings Ltd

(Translation of registrant’s name into English)

35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627
+65 6749 6647

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Chief Financial Officer and Appointment of Finance Director

On September 30, 2025, Mr. Chan Yong Xian tendered his resignation as the Chief Financial Officer of Rectitude Holdings Ltd (the “Company”) to the Board of Directors of the Company (the “Board”), effective on September 30, 2025. Mr. Chan Yong Xian’s resignation was for personal reasons and was not due to any disagreement with the Company. To fill the vacancy created by Mr. Chan Yong Xian’s resignation, on October 1, 2025, the Board appointed Mr. Chan Kah Chun, presently a finance manager of the Company, to serve as the Company’s interim Chief Financial Officer, effective on the same date. The role of interim Chief Financial Officer is that of an employee, and Mr. Chan Kah Chun is not a member of the Board.

Mr. Chan Kah Chun, age 32, is an experienced finance executive whose background includes 12 years of financial and accounting experiences and a track record of driving results, having been with the Company for more than 10 years. Prior to joining the Company, Mr. Chan Kah Chun served as an accounts executive at Kings Materials Pte Ltd and CSJ & Associates Marketing Pte Ltd, where he was in charge of handling full-spectrum accounting duties including bank reconciliations, petty cash, inventory valuation, sales reporting, and cashflow management.

Mr. Chan Kah Chun has no family relationships with any director or executive officer of the Company. There are no transactions between the Company and Mr. Chan Kah Chun that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rectitude Holdings Ltd

Date: October 3, 2025	By:	/s/ Jian Zhang
	Name:	Jian Zhang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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